Exhibit 1

Pointer Telocation Reports Q1 2015 Financial Results

ROSH HAAYIN, Israel, May 12, 2015 /PRNewswire/ --

Highlights of the first quarter 2015

•	Revenue at $25 million

•	Adjusted EBITDA of $3.2 million

•	GAAP net income of $1.9 million; non-GAAP net income of $2.4 million

Pointer Telocation Ltd. (Nasdaq CM: PNTR) - a leading developer, manufacturer and operator of Mobile Resource Management (MRM) services, announced today its financial results for the first quarter of 2015.

Financial Highlights

Revenues: Pointer's revenues for the first quarter of 2015 decreased 7.5% to $25 million as compared to $27 million in the first quarter of 2014.

International activities for the first quarter of 2015 were 38% of total revenues compared to 31% in the same period in 2014. Revenues from products in the first quarter of 2015 decreased 22% to $7.1 million (28% of revenues) compared to $9.1 million (34% of revenues) in the comparable period of 2014.

Pointer's revenues from services in the first quarter of 2015 remained flat at $17.9 million (72% of revenues) compared to $17.9 million (66% of revenues), in the comparable period of 2014. In local currency terms in the territories where our subsidiaries operate, revenue from services increased by 13%.

Gross profit: In the first quarter of 2015, gross profit was $8.6 million (34.5% of revenues) a decrease of 8.5% compared to $9.4 million (34.8% of revenues) in the first quarter of 2014.

Operating income: Operating profit was $2.1 million (8.3% of revenues) a decrease of 24% compared to $2.6 million (9.5% of revenues) in the first quarter of 2014.

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Net income: Pointer recorded net income of $1.9 million or $0.23 per share in the first quarter of 2015 an increase of 28% as compared to $1.5 million, or $0.22 per share, in the first quarter of 2014.

Non-GAAP net income: Pointer recorded non-GAAP net income of $2.4 million in the first quarter of 2015, an increase of 9% as compared to non-GAAP net income of $2.2 million in the first quarter of 2014.

Adjusted EBITDA: Pointer's adjusted EBITDA for the first quarter of 2015 was $3.2 million, a decrease of 19% compared to $3.9 million in the first quarter of 2014.

In connection with Pointer's plan to spin-off its Shagrir business to shareholders, pro-forma information providing certain details of the financial performance of the Shagrir RSA business and MRM business are provided separately in Exhibit A and are for informational purposes only.

Management Comment

David Mahlab, Pointer's Chief Executive Officer, commented: "While we faced some currency headwinds in the quarter, we are pleased with the growth in our services revenues in local currency terms in the territories where  our subsidiaries operate. We saw some weakness in our Brazilian operations due to an economic slowdown there. However, in most of the regions in which we operate, we grew our MRM service business and we are particularly pleased with the performance of our recently acquired operations in South Africa. We continue to look for additional acquisition opportunities, and our improving cash position is further enabling us to capitalize on this strategy."

Continued Mr. Mahlab, "Within our MRM technology division, we see many opportunities for future growth. We are focusing on developing new products geared towards the 'Internet of Things' and Asset Tracking markets, which we believe will drive long-term growth in our MRM revenues and expect to see the impact of these developments beginning in 2016. We are also investing internally in our own cloud-computing and back-office infrastructure, in order to improve our ability to assimilate potential future acquisition targets."

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Conference Call Information:

Pointer Telocation's management will host a conference call today, at 6:30am Pacific Time, 9:30 Eastern Time, 16:30 Israel time. On the call, management will review and discuss the results.  To listen to the call, please dial in to one of the following teleconferencing numbers. Please begin placing your call a few minutes before the conference call commences.

Dial in numbers are as follows:

From USA: + 1-888-407-2553

From Israel and International: +972 3-918-0610

A replay will be available a few hours following the call on the company's website.

Reconciliation between results on a GAAP and Non-GAAP basis

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows.

Pointer uses adjusted EBITDA and non-GAAP net income as non-GAAP financial performance measurements.

We calculate adjusted EBITDA by adding back to net income, net loss from discontinued operations, financial expenses, taxes, depreciation, amortization and impairment of goodwill and intangible assets, the effects of non-cash stock-based compensation expense, profit raise from gaining control in subsidiary previously treated by the equity method and related goodwill adjustment.

We calculate non-GAAP net income by adding back to net income, net loss from discontinued operations, the effects of non-cash stock based compensation expenses, amortization and impairment of long lived assets , non-cash tax expenses resulting from timing differences relating to the amortization of acquisition-related intangible assets and goodwill, profit raise from gaining control in subsidiary previously treated by the equity method, acquisition related goodwill adjustment, onetime 'other expense' related to the termination cost of a former general manger of a Pointer subsidiary and restructuring in a subsidiary, loss from sale of subsidiary, one time financial expenses resulting from the devaluation of Israeli Shekel denominated bank deposits and non-cash tax income from raised tax asset.

The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges that are considered by management to be outside of our core operating results.

Adjusted EBITDA and non-GAAP net income are provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company's business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. We believe that these non-GAAP measures help investors to understand our current and future operating cash flow and performance, especially as our acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. Adjusted EBITDA and non GAAP net income should not be considered in isolation or as a substitute for comparable measures calculated and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

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About Pointer Telocation:

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing list of customers and products installed in more than 45 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. The Company's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel.

For more information: http://www.pointer.com

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "anticipate," "intend," "seems," "plan," "aim," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

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INTERIM CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31, 2015	December 31, 2014
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,254	$8,557
Restricted cash	-	62
Trade receivables	18,882	19,032
Other accounts receivable and prepaid expenses	2,060	1,853
Inventories	6,099	6,133
Deferred tax asset	706	901
Property and equipment held for sale	847	1,034
Total current assets	36,848	37,572
LONG-TERM ASSETS:
Long-term accounts receivable	419	408
Severance pay fund	8,160	8,609
Property and equipment, net	9,100	10,075
Other intangible assets, net	1,612	1,950
Goodwill	47,278	48,941
Deferred tax asset	3,499	3,449
Total long-term assets	70,068	73,432
Total assets	$106,916	$111,004

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INTERIM CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	March 31,	December 31,
	2015	2014
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$5,331	$7,478
Trade payables	10,813	11,460
Deferred revenues and customer advances	7,348	6,420
Other accounts payable and accrued expenses	8,054	8,972
Total current liabilities	31,546	34,330
LONG-TERM LIABILITIES:
Long-term loans from banks	11,906	12,046
Long-term loans from shareholders and others	977	997
Deferred taxes and other long-term liabilities	302	298
Accrued severance pay	9,038	9,537
Total long term liabilities	22,223	22,878
COMMITMENTS AND CONTINGENT LIABILITIES
EQUITY:
Pointer Telocation Ltd's shareholders' equity:
Share capital	5,705	5,705
Additional paid-in capital	129,715	129,618
Accumulated other comprehensive income	(5,498)	(2,909)
Accumulated deficit	(73,904)	(75,767)
Total Pointer Telocation Ltd's shareholders' equity	56,018	56,647
Non-controlling interest	(2,871)	(2,851)
Total equity	53,147	53,796
Total liabilities and equity	$106,916	$111,004

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INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
	Unaudited

Revenues:
Products	$7,083	$9,116	$33,099
Services	17,894	17,899	72,191
Total revenues	24,977	27,015	105,290
Cost of revenues:
Products	4,083	5,396	19,279
Services	12,288	12,209	50,461
Total cost of revenues	16,371	17,605	69,740
Gross profit	8,606	9,410	35,550
Operating expenses:
Research and development	894	858	3,390
Selling and marketing	2,806	2,691	11,219
General and administrative	2,636	2,957	11,883
Other general and administrative expenses	-	-	683
Other income	-	-	(288)
Amortization of intangible assets	200	337	994
Impairment of intangible and tangible assets	-	-	1,122
Total operating expenses	6,536	6,843	29,003
Operating income	2,070	2,567	6,547
Financial expenses (income), net	(194)	504	2,424
Other income, net	-	3	232
Income before taxes on income	2,264	2,060	3,891
Taxes on income	400	600	(8,849)
Net income	$1,864	$1,460	$12,740

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INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
	Unaudited

Profit (loss) from continuing operations attributable to:
Equity holders of the parent	1,865	1,466	13,453
Non-controlling interests	(1)	(6)	(713)
	$1,864	$1,460	$12,740
Earnings per share from continuing operations attributable to Pointer Telocation Ltd's shareholders:
Basic net earnings per share	$0.24	$0.22	$1.81

Diluted net earnings per share	$0.23	$0.21	$1.74
Weighted average -Basic number of shares	7,688,564	6,707,702	7,446,707
Weighted average – fully diluted number of shares	7,964,798	7,054,677	7,726,653

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INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
	Unaudited

Cash flows from operating activities:

Net income	$1,864	$1,460	$12,740
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,006	1,280	4,767
Impairment of tangible and intangible assets	-	-	1,122
Gain from a bargain purchase	-	-	(288)
Accrued interest and exchange rate changes of debenture and long-term loans	(366)	5	17
Accrued severance pay, net	(32)	(13)	56
Gain from sale of property and equipment, net	(34)	(66)	(95)
Stock-based compensation	91	48	375
Decrease in restricted cash	62	15	19
Increase in trade receivables, net	(503)	(2,083)	(1,141)
Decrease (increase) in other accounts receivable and prepaid expenses	46	(561)	(21)
Decrease (increase) in inventories	(9)	264	(462)
Decrease (increase) Deferred income taxes	189	485	(9,120)
Decrease (increase) in long-term accounts receivable	2	41	126
Increase (decrease) in trade payables	62	(624)	(654)
Increase (decrease) in other accounts payable and accrued expenses	410	(354)	(1,845)
Net cash provided by operating activities	2,788	(103)	5,596
Cash flows from investing activities:
Purchase of property and equipment	(584)	(1,154)	(4,458)
Proceeds from sale of property and equipment	312	707	1,529
Investment and loans/ Repayments in affiliate	-	(7,740)	-
Acquisition of subsidiary (a)	-	-	(688)
Proceeds from sale of investments in previously consolidated subsidiaries (c)	-	-	(41)
Net cash used in investing activities	(272)	(8,187)	(3,658)

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INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
	Unaudited

Cash flows from financing activities:

Receipt of long-term loans from banks	10,557	11,437	12,577
Repayment of long-term loans from banks	(11,393)	(2,206)	(8,986)
Repayment of long-term loans from shareholders	(13)	(115)	(301)
Repurchase of shares from non-controlling interests	-	-	(7,740)
Proceeds from issuance of shares and exercise of options, net of issuance costs	6	10,059	10,074
Short-term bank credit, net	(468)	(1,201)	(1,640)
Net cash provided (used) in financing activities	(1,311)	17,974	3,984
Effect of exchange rate on cash and cash equivalents	(1,508)	37	(714)
Increase (decrease) in cash and cash equivalents	(303)	9,721	5,208
Cash and cash equivalents at the beginning of the period	8,557	3,349	3,349
Cash and cash equivalents at the end of the period	$8,254	$13,070	$8,557

(a) Acquisition of subsidiary:
Working capital (Cash and cash equivalent excluded)	$-	$-	$221
Property and equipment	-	-	565
Other intangible assets	-	-	190
Goodwill	-	-	(288)
	$-	$-	$688

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INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
	Unaudited
(b) Proceeds from sale of investments in previously consolidated subsidiaries:
The subsidiaries' assets and liabilities at date of sale:
Working capital (excluding cash and cash equivalents)	$-	$-	$(18)
Property and equipment	-	-	(30)
Long term loans from banks and others	-	-	5
Non-controlling interests	-	-	(125)
Loss from sale of subsidiaries			209
	$-	$-	$41

(c) Non-cash investing activity:
Purchase of property and equipment	$56	$-	$45
Issuance of shares in respect of acquisition of non- controlling interests in subsidiary	$-	$11,385	$11,368

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ADDITIONAL INFORMATION
U.S. dollars in thousands

The following table reconciles the GAAP to non-GAAP operating results:

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014

GAAP gross profit	$8,606	$9,410	$35,550
Stock-based compensation expenses	3	1	10
Non-GAAP gross profit	$8,609	$9,411	$35,560
GAAP operating expenses	$6,536	$6,843	$29,003
Stock-based compensation expenses	88	48	380
Amortization and impairment of long lived assets	200	337	2,116
Other expenses of termination costs and restructuring in subsidiary	-	-	683
Acquisition related goodwill adjustment	-	-	(288)
Non-GAAP operating expenses	$6,248	$6,458	$26,112
GAAP operating income	$2,070	$2,567	$6,547
Non-GAAP operating income	$2,361	$2,953	$9,448
GAAP net income	$1,864	$1,460	$12,740
Stock-based compensation	91	49	390
Amortization and impairment of long lived assets	200	337	2,116
Acquisition related goodwill adjustment	-	-	(288)
Profit raise from gaining control in subsidiary previously treated by the equity method	-	-	-
Other expenses of termination costs and restructuring in subsidiary	-	-	683
Loss from sale of subsidiary	-	-	209
Financial expenses resulting from the devaluation of Israeli Shekel denominated bank deposits	-	-	498
Non-cash tax expenses resulting from timing differences relating to the amortization of acquisition- related intangible assets and goodwill	242	353	1,379
Non cash tax income from raised tax asset	-	-	(9,799)
Non-GAAP net income	$2,397	$2,199	$7,928
Non-GAAP net income per share - Diluted	$0.30	$0.31	$1.02
Non-GAAP weighted average number of shares - Diluted*	7,964,798	7,054,677	7,726,653

* In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with FASB ASC 718.

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Adjusted EBITDA

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014

GAAP Net income as reported:	$1,864	$1,460	$12,740
Financial expenses (income), net	(194)	504	2,424
Tax on income	400	600	(8,849)
Profit raise from gaining control in subsidiary previously treated by the equity method and acquisition related goodwill adjustment	-	-	(288)
Stock based compensation expenses	91	49	390
Loss from sale of subsidiary	-	-	209
Depreciation, amortization and impairment of goodwill and intangible assets	1,005	1,280	5,889
Adjusted EBITDA	$3,166	$3,893	$12,515

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Exhibit A (*)
U.S Dollars in Thousands

	Three months ended March 31, 2015			Three months ended March 31, 2014			Year ended December 31, 2014 (**)
	Unaudited			Unaudited			Unaudited
	MRM	RSA	Total	MRM	RSA	Total	MRM	RSA	Total

Revenues:
Products	5,782	1,301	7,083	7,978	1,138	9,116	27,855	5,244	33,099
Services	10,452	7,442	17,894	10,118	7,781	17,899	41,267	30,925	72,191
Total Revenues	16,234	8,743	24,977	18,096	8,919	27,015	69,122	36,168	105,290
Non-GAAP Cost of Revenues	8,679	7,689	16,368	10,039	7,565	17,604	37,653	32,078	69,730
Non-GAAP Gross Profit	7,555	1,054	8,609	8,057	1,354	9,411	31,469	4,091	35,560
	46.5%	12.1%	34.5%	44.5%	15.2%	34.8%	45.5%	11.3%	33.8%
Non-GAAP Operating Expenses	5,591	657	6,248	5,609	849	6,458	22,711	3,401	26,112
Non-GAAP Operating Income	1,964	398	2,361	2,448	505	2,953	8,758	690	9,448

(*) See reconciliation information on p. 12 herein
(**) Note that certain figures for the year ended December 31, 2014 have been slightly revised from the previously reported figures as a result of allocation between segments

Contact:
Zvi Fried, V.P. and Chief Financial Officer	Ehud Helft, GK Investor & Public Relations
Tel.; 972-3-572 3111	Tel: +1 646 201 9246
E-mail: zvif@pointer.com	E-mail: pointer@gkir.com

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